300 North LaSalle
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Robert Goedert, P.C.	United States
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July 21, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Li Xiao

Kevin Vaughn

Jeffrey Gabor

Mary Beth Breslin

Re:	Oak Street Health, Inc.

Registration Statement on Form S-1

Submitted July 10, 2020

File No. 333-239818

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Oak Street Health, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-239818) (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated July 16, 2020, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). In addition to addressing the comment raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

Key Business Metrics, Page 88

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

July 21, 2020

1. You presented Center Contribution as a metric here on page 88, while providing a definition for Platform Contribution but not for Center Contribution on page 89. Please revise accordingly, ensuring that your business metrics are consistently presented throughout the filing.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 88 to refer to Platform Contribution instead of Center Contribution.

*  *  *  *

Securities and Exchange Commission

July 21, 2020

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Mike Pykosz

Oak Street Health, Inc.